MAA - Mentor Alternative Advisors, LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68634

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 AND ENDING December 31, 2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAA - Mentor Alternative Advisors LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

500 West Putnam Ave, Suite 400

(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C Bender 646.290.72248

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.

(Name – if individual, state last, first, middle name)

9221 Corbin Avenue	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
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OATH OR AFFIRMATION

I, Mario Lotufo _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAA - Mentor Alternative Advisors LLC _____, as of December 31 _____, 20 18 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

_____
Notary Public

VALERIE V RICHARDSON KNUCKLES
Notary Public
Connecticut
My Commission Expires Apr 30, 2020

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of MAA - Mentor Alternative Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MAA - Mentor Alternative Advisors LLC (the "Company") as of December 31, 2018, the related statements of income, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 28, 2019

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

Assets

Cash	$	12,213
Accounts receivable		19,878
Prepaid expenses and other assets		4,698
	$	36,789

Liabilities and members' equity

Liabilities:

Accounts payable and Accrued Expenses	$	1,466
Total liabilities		1,466
Members' equity		35,323
Total liabilities and members' equity	$	36,789

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF INCOME

For The Year Ended December 31, 2018

Revenues:		
Retainer Fee	$	144,000
Reimburseable Expenses		11,231
Fee based		120,000
Other Income		1,724
Total Revenues		276,955
Expenses:		
Personnel Compensation		212,655
Occupancy and equipment		18,161
Professional Fees		6,001
Travel and entertainment		9,895
Other operating expenses		21,351
Total expenses		268,063
Net Income	$	8,892

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

For The Year Ended December 31, 2018

Members' equity - December 31, 2017	$	26,431
Net income		8,892
Members' equity - December 31, 2018	$	35,323

The accompanying notes are an integral part of these financial statements.

MAA-MENTOR ALTERNATIVE ADVISORS LLC

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2018

Cash flows from operating activities	
Net income (loss)	$ 8,892
Adjustments to reconcile net income to	
(Increase) decrease in assets:	
Prepaid Expenses and other assets	(621)
Account Receivable and other assets	(14,878)
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	(6,388)
Payable to related party	878
Net cash used in operating activities	(12,117)
Cash flows from investing activities	
Net cash used in investing activities	-
Cash flows from financing activities:	-
Net cash used in financing activities	-
Net decrease in cash and cash equivalents	(12,117)
Cash, beginning of year	24,330
Cash, end of year	$ 12,213
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	$ -
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

MAA - Mentor Alternative Advisors LLC (the "Company") was organized in the State of Delaware on May 27, 2010. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is affiliated through common ownership with Mentor International, LLC ("Affiliate").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including acting as finder for private investment funds.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives advisory fees in the form of success fees, non-refundable retainer fees and service fees. The Company recognizes these revenues when earned, meaning when or as its performance obligations are completed in accordance with the written terms of its engagement agreements, and collection is probable..

Note 2: INCOME TAXES

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statue remain subject to examination. As of December 31, 2018, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2018, these expenses totaled $24,087 of which $877 was payable as of December 31, 2018.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest rate or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees or indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2018, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

In May 2014, the Financial Accounting Standards Board ("FASB") updated the accounting guidance related to revenue recognition. The updated accounting guidance provides a single, contract-based revenue recognition model to help improve financial reporting by providing clearer guidance on when an entity should recognize revenue and by reducing the number of standards to which an entity has to refer. The core principle of the new standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services.

The adoption of the new standard did not have a material impact on our consolidated results of operations or financial position for any period presented. The updated guidance also requires additional disclosures regarding the nature, timing and uncertainty of our revenue transactions. See Note 1 for additional information.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $10,747 which was $5,747 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,466) to net capital was 0.14 to 1, which is less than the 15 to 1 maximum allowed.

MAA- MENTOR ALTERNATIVE ADVISORSLLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2018

Computation of net capital

Members equity		$ 35,323
Less: Non-allowable assets		
Accounts receivable	19,878	
Prepaid expenses	4,698	
Total non-allowable assets		24,576
Net capital before haircuts		10,747
Haircut on securities		-
Total haircuts		-
Net capital		$ 10,747

Computation of basic net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness of $1,466)	$ 98	
Minimum dollar net capital requirement	5,000	
Minimum capital required (greater of above)		5,000
Excess net capital		$ 5,747
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 4,747

Computation of aggregate indebtedness

Total aggregate indebtedness in the statement of financial condition		$ 1,466
Percentage of aggregate indebtedness to net capital		14%
Ratio of aggregate indebtedness to net capital		0.14 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See Report of Independent Registered Public Accounting Firm

MAA- MENTOR ALTERNATIVE ADVISORSLLC
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

MAA - Mentor Alternative Advisors, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of MAA - Mentor Alternative Advisors LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) MAA - Mentor Alternative Advisors LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which MAA - Mentor Alternative Advisors LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) MAA - Mentor Alternative Advisors LLC stated that MAA - Mentor Alternative Advisors LLC met the identified exemption provisions throughout the year ended December 31, 2018, without exception. MAA - Mentor Alternative Advisors LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MAA - Mentor Alternative Advisors LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
February 28, 2019

☎ 818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com



Assertions Regarding Exemption Provisions

We, as members of management of MAA – Mentor Alternative Advisors LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the follow assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the year ended December 31, 2018.

MAA – Mentor Alternative Advisors LLC

By:

Mario Lotufo

Mario Lotufo, President